Exhibit 4.5
THIRD SUPPLEMENT TO PREFERRED SHARES RIGHTS AGREEMENT
     This THIRD SUPPLEMENT TO PREFERRED SHARES RIGHTS AGREEMENT (this “SUPPLEMENT”) is dated as of December 1, 2007, by and between LANCE, INC., a North Carolina corporation (the “COMPANY”) and COMPUTERSHARE TRUST COMPANY, N.A. (“COMPUTERSHARE”).
Recitals
     Wachovia Bank, N.A. (“WACHOVIA”) and the Company entered into a Preferred Shares Rights Agreement (the “AGREEMENT”), dated as of July 14, 1998, as supplemented by First Supplement to Preferred Shares Rights Agreement dated as of July 1, 1999 between the Company and First Union National Bank (by merger, now Wachovia) whereby Wachovia agreed to act as Rights Agent for the Company under the Agreement and as further supplemented by Second Supplement to Preferred Shares Rights Agreement dated as of November 1, 2006 between the Company and American Stock Transfer & Trust Company (“AST”) whereby AST agreed to act as Rights Agent for the Company under this Agreement. Pursuant to Section 21 of the Agreement, the Company gave notice on October 15, 2007 of the removal of AST as Rights Agent effective December 1, 2007. This Supplement is made pursuant to Section 27 of the Agreement in order to confirm the appointment of COMPUTERSHARE as successor Rights Agent under the Agreement and make other certain amendments to the Agreement.
     NOW, THEREFORE, in consideration of the promises and the mutual agreements herein set forth, the parties hereby agree as follows:
     SECTION 1. Certain Definitions. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Agreement.
     SECTION 2. Appointment of Rights Agent. The Company hereby appoints Computershare as successor Rights Agent to act as agent for the Company in accordance with the terms of the Agreement, and Computershare hereby accepts such appointment, pursuant to Section 21 of the Agreement.
     SECTION 3. Modification of Legend for Common Stock Certificate. The legend required pursuant to Section 3(c) of the Agreement is hereby modified and restated in its entirety as follows:
     This certificate also evidences and entitles the holder hereof to certain rights as set forth in a Preferred Shares Rights Agreement between Lance, Inc. and Computershare Trust Company, N.A. as the successor Rights Agent, dated as of July 14, 1998, as supplemented, (the “RIGHTS AGREEMENT”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of Lance, Inc. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. Lance, Inc. will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances set forth in the Rights Agreement, Rights issued to, or held by, any Person who is, was or becomes an Acquiring Person or any Affiliate or Associate thereof (as such terms are defined in the Rights Agreement), whether currently held by or on behalf of such Person or by any subsequent holder, may become null and void.
     SECTION 4. Change of Notice Address. Computershare’s address for notice or demand pursuant to Section 26 of the Agreement is as follows:
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Attn: General Counsel
     SECTION 5. Amendment to Section 21. Section 21 of the Agreement is hereby amended by inserting the following new sentence after the first sentence:
“In the event the transfer agency relationship in effect between the Company and the Rights Agent with respect to the Company’s Common Shares and the Preferred Shares terminates, the Rights Agent will be deemed to resign automatically on the effective date of such termination and any required notice will be sent by the Company.”
     SECTION 6. Amendment to Section 21. Section 21 of the Agreement is hereby amended by deleting the following sentence in its entirety:
“Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or of any state of the United States, in good standing, which is authorized under such laws to exercise corporate trust or stockholder services powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million.”
and replacing it with the following:
“Any successor Rights Agent, whether appointed by the Company or by such a court, shall be (a) a corporation organized and doing business under the laws of the Unites States or of any state of the United States, in good standing, which is authorized under such laws to exercise corporate trust or stockholder services powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $50 million, or (b) an affiliate of a corporation described in (a) above.”
     SECTION 7. Amendment to Agreement. The Agreement is hereby amended by adding a new Section 35, as follows:
"Section 35. Force Majeure. Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.”
     IN WITNESS WHEREOF, the parties hereto have caused this Third Supplement to Preferred Shares Rights Agreement to be duly executed as of the day and year first above written.

LANCE, INC.
By	/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President

COMPUTERSHARE TRUST COMPANY, N.A.
By	/s/ Dennis V. Moccia
Dennis V. Moccia
Managing Director

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